MADGE NETWORKS N.V.
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main: (+31) (0) 23 5685526
Fax:  (+31) (0) 23 5685528



                               MADGE NETWORKS N.V.
                         REPORTS FIRST HALF 2001 RESULTS

Amsterdam, The Netherlands (August 15, 2001) - Madge Networks N.V. (NASDAQ NM:
MADGF), a global supplier of advanced networking product solutions, today announced results for the six months ended June 30, 2001.(1)

Madge Networks group revenues for the six months ended June 30, 2001 were US$44.2 million, compared to revenues for the six months ended June 30, 2000 of $70.4 million. Group net income for the six months ended June 30, 2001 was $11.4 million, or $0.21 per share, compared to a net loss of $(38.0) million, or $(0.88) per share, for the six months ended June 30, 2000. Group net income for the 2001 period includes special gains of $9.3 million.

Pro forma revenues from continuing operations(2) for the six months ended June 30, 2001 were $42.7 million, compared to revenues from continuing operations for the six months ended June 30, 2000 of $61.3 million.

Pro forma net income from continuing operations for the first half of 2001 was $13.7 million, or $0.25 per share, compared to a net loss from continuing operations of $(4.7) million, or $(0.11) per share, for the first half of 2000. Excluding special gains of $9.3 million, pro forma net income from continuing operations for the six months ended June 30, 2001 was $4.4 million, or $0.08 per share. The special gains relate primarily to the sale of Red-M shares, concluded in April 2001.

----------

(1) For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on the calendar month end, whereas, in fact, the Company operates on the basis of thirteen-week financial quarters.

(2) The continuing operations represent the pro forma group results which include Madge.connect (excluding Novations and Video Networking both discontinued lines of business), Madge Corporate and Red-M.


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


Earnings from pro forma continuing operations before interest, taxes, depreciation, amortization (EBITDA) and excluding special gains for the six months ended June 30, 2001 were $9.5 million, compared to $3.9 million for the same period in 2000.

Continuing operations exclude the results of Madge.web, Novations and Video Networking. In accordance with U.S. generally accepted accounting principles, Madge.web, must be presented as a discontinued operation. As previously announced, Madge.web's U.K. and Singapore subsidiary companies, Madge.web Ltd. and Madge SE Asia Pte Ltd., were put into administration and interim judicial management, respectively, in accordance with their local laws, in processes broadly similar to chapter 11 in the United States. Madge.web's Dutch subsidiary Madge.web B.V. is under insolvent liquidation. The Novations line of business was discontinued with Madge.web, and the Video Networking line of business was sold by Madge.connect in the third quarter of 2000.

The Red-M group, since April 12, 2001 when it secured external funding, is no longer a subsidiary of the Madge group but is classified as an associate company. In accordance with generally accepted accounting principles the results of Red-M, from April 12, 2001, are no longer fully consolidated into the accounts of Madge Networks and are now accounted for under equity accounting principles. Madge Networks recognizes its allocable percentage of Red-M's net loss, which as at June 30, 2001 reduced the carrying value of its investment in Red-M to zero.

Madge Networks ended the second quarter with $14.7 million in cash, including $8.9 million that is restricted. The company's liquidity position during the second quarter was reduced by the funds provided to the administrators of Madge.web, as previously announced, and to other Madge.web entities. While the financial outcome of the administration is not certain, the company expects a portion of the $6.3 million funding provided to be returned to Madge Networks. The timing and the amount of the returned funds are not certain, and our ability to mitigate our exposure to the Madge.web liabilities could materially impact our liquidity position. Management recognizes a requirement to increase short-term liquidity and is focused, during the third quarter of 2001, on addressing the issue by seeking additional sources of working capital and the possible sale of assets.


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


"The first half of 2001 has been a period of substantial change for Madge Networks," said Martin Malina, CEO, Madge Networks. "We are however pleased with the performance of our Madge.connect business; it continues to deliver profitability and generate cash. While the outcome of the administration of Madge.web Ltd. and the other Madge.web entities is not yet certain, we are focusing on the future plans for the company. We continue to streamline the cost base to underpin cash generation from our current operations and will be exploring new business opportunities to leverage our existing assets and core competencies and to position Madge Networks for the future."

                                                                            Ends


CONFERENCE CALL

Investors will have the opportunity to listen to management's discussion of its first half 2001 results in a conference call to be held on Thursday, August 16 at 8:30 a.m. (Eastern Time) over the Internet. To listen to the live call please go to our web site, www.madge.com, at least fifteen minutes early to register, download, and install any necessary audio software. A replay of the conference call will be available on August 16 by dialing 800-633-8284 (858-812-6440 for international callers), reservation #19525339, or by visiting our web site.


ABOUT MADGE NETWORKS N.V.

Madge Networks N.V. (NASDAQ NM: MADGF), through its Madge.connect subsidiary, is a global supplier of advanced networking product solutions to large enterprises, and is the market leader in Token Ring. Madge Networks also has an associate company, Red-M(TM), a leading supplier of Bluetooth(TM) wireless networking product solutions. The Company's main business centers are located in Wexham Springs, United Kingdom and Milpitas, California. Information about Madge's complete range of products and services can be accessed at www.madge.com.


PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., the probability that Madge will not be repaid the full funding that it provided to the administrators, that Madge may not be able to secure additional funds upon acceptable terms or at all and the impact on the financial position of Madge Networks resulting from these and other factors, including the guarantees that Madge Networks has given for the Madge.web business). Forward-looking statements in this press release include statements that refer to Madge Networks expecting a portion of the $6.3 million funding provided to be returned, the timing and the amount of the returned funds not being certain, Madge's ability to mitigate its exposure to the Madge.web liabilities, Madge's ability to increase its short-term liquidity, Madge continuing to streamline the cost base to underpin cash generation, Madge exploring new business opportunities and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge's recent SEC filings.

Madge, the Madge logo, Madge.connect and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated companies. Other trademarks appearing in this release are those of their respective owners.


CONTACT: MADGE NETWORKS, WEXHAM SPRINGS, UNITED KINGDOM

Investor Relations
Rhonda Hainsworth, Investor Relations Manager
MADGE NETWORKS N.V.
UK tel: +44 1753 661 609
US tel: +1 212 709 1007


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


                               Madge Networks N.V.
                     Condensed Consolidated Balance Sheets(2)
                                   (Unaudited)
                                 (in thousands)

                                                         JUN. 30,       DEC. 31,
                                                           2001           2000
                                                        ---------      ---------
ASSETS
Current assets:
Cash, cash equivalents, and short-term investments(3)   $ 14,738       $ 28,345
Accounts receivable, net                                   9,595         12,220
Inventories                                                8,359          7,571
Prepaid expenses and other current assets                  9,372         15,209
Current assets of discontinued operations                    490         13,276
                                                        --------       --------
Total current assets                                      42,554         76,621

Property and equipment, net                               10,211         12,167
Intangible assets, net                                     7,079         11,343
Investments of discontinued operations                     2,000          2,000
Fixed assets of discontinued operations                    2,208          2,208
                                                        --------       --------
Total assets                                            $ 64,052       $104,339
                                                        ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities                $ 35,356       $ 48,877
Income taxes payable                                      11,568         11,593
Short-term borrowings                                      4,247             --
Short-term obligations                                       650            629
Current liabilities of discontinued operations            25,145         64,900
                                                        --------       --------
Total current liabilities                                 76,966        125,999
Long-term obligations                                      1,304          1,700
                                                        --------       --------
Total liabilities                                         78,270        127,699

Shareholders' deficit                                    (14,218)       (23,360)
                                                        --------       --------
Total liabilities and shareholders' deficit             $ 64,052       $104,339
                                                        ========       ========

----------

(2) The condensed consolidated balance sheet includes Madge.connect, Madge Corporate and our investment in Red-M, our associate company. Madge.web is now accounted for as a discontinued operation.

(3) Cash includes a balance of $8.9M at June 30, 2001 and $9.9M at December 31, 2000 that had restricted use.


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


                               Madge Networks N.V.
                 Condensed Consolidated Statements of Operations
                            (Unaudited in thousands)

                                                             GROUP RESULTS(4)
                                                             SIX MONTHS ENDED
                                                                 JUNE 30,
                                                            -------------------
                                                              2001        2000
                                                            -------     -------
CONTINUING OPERATIONS
Net sales                                                   $44,177     $70,354
Cost of sales                                                20,966      37,109
                                                            -------     -------
Gross profit                                                 23,211      33,245
Operating expenses:
Sales & marketing                                            10,647      23,219
Research & development                                        3,032       9,540
General and administrative                                    4,228       4,430
Special gain                                                 (9,346)       --
                                                            -------     -------
Total operating expenses                                      8,561      37,189
                                                            -------     -------
Income (loss) from continuing operations                     14,650      (3,944)
Associate loss                                               (1,499)       --
                                                            -------     -------
Income (loss) before interest                                13,151      (3,944)
                                                            -------     -------
Net interest income (expense)                                 1,616        (481)
                                                            -------     -------
Income (loss) from continuing operations before tax          14,767      (4,425)
Income tax provision                                            895         365
                                                            -------     -------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS                $13,872     $(4,790)
                                                            -------     -------

DISCONTINUED OPERATIONS
Loss from discontinued operations                            (2,508)    (33,257)
                                                            -------     -------
TOTAL NET INCOME (LOSS) FROM OPERATIONS                     $11,364    $(38,047)
                                                            -------     -------
Net income (loss) per share from continuing operations
Basic                                                       $  0.26    $  (0.11)
Diluted                                                     $  0.26    $  (0.11)

Net loss per share from discontinued operations
Basic                                                       $ (0.05)   $  (0.77)
Diluted                                                     $ (0.05)   $  (0.77)

Total net income (loss) per share
Basic                                                       $  0.21    $  (0.88)
Diluted                                                     $  0.21    $  (0.88)

Weighted Average Shares Outstanding
Basic                                                        54,000      43,029
Diluted                                                      54,000      43,029

----------
(4) The group results include Madge.connect, Madge Corporate, Red-M. Madge.web is now accounted for as a discontinued operation.

                               Madge Networks N.V.
      Pro Forma Condensed Consolidated Statements of Continuing Operations
                            (Unaudited in thousands)

                                                                 PRO FORMA
                                                              GROUP RESULTS(5)
                                                              SIX MONTHS ENDED
                                                                 JUNE 30,
                                                            -------------------
                                                              2001        2000
                                                            -------     -------
CONTINUING OPERATIONS
Net sales                                                   $42,747     $61,332
Cost of sales                                                19,685      31,243
                                                            -------     -------
Gross profit                                                 23,062      30,089
Operating expenses:
Sales & marketing                                            10,647      22,356
Research & development                                        3,032       7,232
General and administrative                                    4,228       4,342
Special gain                                                 (9,346)       --
                                                            -------     -------
Total operating expenses                                      8,561      33,930
                                                            -------     -------
Income (loss) from continuing operations                     14,501      (3,841)
Associate loss                                               (1,499)       --
                                                            -------     -------
Income (loss) before interest                                13,002      (3,841)
                                                            -------     -------
Net interest  income (expense)                                1,616        (481)
                                                            -------     -------
Income (loss) from continuing operations before tax          14,618      (4,322)
Income tax provision                                            895         365
                                                            -------     -------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS                $13,723     $(4,687)
                                                            -------     -------
Net income (loss) per share from continuing operations
Basic                                                       $  0.25     $ (0.11)
Diluted                                                     $  0.25     $ (0.11)

Weighted Average Shares Outstanding
Basic                                                        54,000      43,029
Diluted                                                      54,000      43,029

----------
(5) The pro forma continuing group results include Madge.connect (excluding Novations and Video Networking both discontinued lines of business), Madge Corporate and Red-M.


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